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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ARV ASSISTED LIVING, INC.
                           (NAME OF SUBJECT COMPANY)

                           ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
            (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                   00204C107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            SHEILA M. MULDOON, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           ARV ASSISTED LIVING, INC.
                         245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            WILLIAM J. CERNIUS, ESQ.
                                LATHAM & WATKINS
                       650 TOWN CENTER DRIVE, 20TH FLOOR
                              COSTA MESA, CA 92626
                                 (714) 540-1235

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Delaware corporation ("Emeritus"), to purchase all outstanding Shares (as defined below) of ARV Assisted Living, Inc., a California corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the Company and address of its principal executive offices are ARV Assisted Living, Inc., 245 Fischer Avenue, Suite D-1, Costa Mesa, CA 92660. The title of the class of equity securities to which this Statement relates is the Company's common stock (the "Shares" or the "Common Stock"), no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent).

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer made by EMAC, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Emeritus Schedule 14D-1") dated December 19, 1997, to purchase all outstanding Shares, including the Rights (unless the Rights are redeemed by the Board of Directors of the Company (the "Board")) at $17.50 per Share (the "Emeritus Offer Price"), net to the Seller in cash and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 19, 1997 (the "Emeritus Offer to Purchase") and the related Letter of Transmittal (together with the Emeritus Offer to Purchase, the "Emeritus Tender Offer"). The Emeritus Schedule 14D-1 states that the principal executive offices of EMAC and Emeritus are located at 3131 Elliot Avenue, Suite 500, Seattle, WA 98121.

     According to the Emeritus Schedule 14D-1, if the Emeritus Tender Offer succeeds, Emeritus intends to consummate a merger (the "Proposed Squeeze Out Merger") and, together with the Emeritus Tender Offer, the "Emeritus Transaction") pursuant to which all Shares not tendered and purchased pursuant to the Emeritus Tender Offer (other than Shares owned by Emeritus and its subsidiaries or held in the Company's treasury) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Emeritus Tender Offer.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Reference is made to the information contained under the captions "Election of Directors -- Compensation of Directors," "-- Executive Compensation," "-- Security Ownership of Directors and Named Executive Officers," "-- Security Ownership of Certain Beneficial Owners,"
"-- Compensation Committee Interlocks and Insider Participation," and
"-- Certain Relationships and Related Transactions" in the Company's proxy statement dated December 31, 1997, relating to the Company's 1997 Annual Meeting of Shareholders. The relevant sections thereof are filed as Exhibit 1 hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and EMAC or Emeritus or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE EMERITUS TRANSACTION, INCLUDING THE EMERITUS TENDER OFFER, IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE

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COMPANY REJECT THE EMERITUS TRANSACTION AND NOT TENDER THEIR SHARES PURSUANT TO
THE EMERITUS TENDER OFFER.

     The Board's determination, which was reached at meetings held on January 2, 1998 and January 5, 1998, was based on its belief that, in light of the prospects of the Company's business, the potential benefits of the recent investment of $86.9 million in the Company by Prometheus Assisted Living LLC ("Prometheus"), the Company's relationship with Kapson Senior Quarters Corp. ("Kapson") and the other factors described below, the Company's and its shareholders' interests would be best served if the Company were to remain independent and pursue its business strategy.

     In light of the Board's decisions, management of the Company, together with the Company's advisors, are continuing to refine the Company's strategic plan and are actively exploring opportunities to enhance the value of the Company.

     Copies of a press release announcing the Board's determinations, and two letters to the stockholders of the Company communicating the Board's recommendations are filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

     (b) REASONS FOR RECOMMENDATION. In reaching its determinations and recommendations described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the Board's belief, based on its familiarity with the Company's business, financial condition, business strategy and future prospects, that the proposed consideration in the Emeritus Transaction, including the Emeritus Tender Offer, does not adequately reflect the inherent value of the Company;

          (ii) the Board's continued belief that execution of the Company's strategic plan will produce greater long-term value for the shareholders of the Company and greater benefits for the Company's employees and customers than the Emeritus Transaction;

          (iii) the fact that, because of the factors discussed herein, the Board has consistently maintained that the Company is not for sale, and, therefore, has not explored the potential for higher consideration for the Company's shareholders in a sale of the Company;

          (iv) a presentation by Salomon Smith Barney ("SSB"), financial advisors to the Company, concerning the financial aspects of the Emeritus Transaction, and the opinion of SSB to the effect that, as of January 5, 1998, the proposed consideration to be received by the shareholders of the Company pursuant to the Emeritus Transaction, including the Emeritus Tender Offer, is inadequate; such opinion was expressed after review of many of the factors referred to herein and various financial criteria used in assessing an offer, and was based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of SSB;

          (v) the numerous and significant conditions contained in Emeritus' proposal, including: (A) the valid tender of at least a majority of the total number of outstanding Shares on a fully diluted basis (exclusive of any Shares issuable upon conversion of the Company's 6 3/4% Convertible Subordinated Notes due 2006); (B) redemption of the Rights by the Board;
     (C) Emeritus and EMAC being satisfied, in their discretion, that EMAC has obtained financing upon terms satisfactory to them in an amount sufficient to consummate the Emeritus Transaction, including the Emeritus Tender Offer and the redemption or refinancing of all outstanding debt and payment of all fees and expenses; (D) Emeritus and EMAC being satisfied, in their discretion, that the Board has approved and recommended or will approve and recommend a merger between the Company and EMAC; (E) rescission of the December 5, 1997 redemption of the Company's 6 3/4% Convertible Subordinated Notes due 2007 (the "Prometheus Notes"); (F) EMAC being satisfied that all necessary consents and approvals, including those from the lessors under the Company's existing leases, have been obtained on terms satisfactory to EMAC, in its discretion; and (G) that no material adverse change shall have occurred in the operations or prospects of the Company or any of its subsidiaries; the Board believes that the defaults under the Company's existing

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     leases that would result from EMAC's taking control of the Company would constitute such a material adverse change;

          (vi) the Board's concern that, in light of the numerous and significant conditions described above, the offer is illusory in that Emeritus has no intention of paying the Company's shareholders $17.50 per share, but rather intends to renegotiate with the Company for a lower price or a different form of consideration;

          (vii) in the event that any form of consideration that might be provided would include Emeritus securities, the poor historical financial results of Emeritus, which has reported losses in excess of $14 million for the first three quarters of 1997 and in excess of $18 million for the previous four reported quarters and has demonstrated an inability to effectively operate its own business;

          (viii) the fact that Emeritus has not yet secured financing for the Emeritus Transaction (as it admits in the Emeritus Schedule 14D-1), and the Board's belief that, considering Emeritus' financial condition, Emeritus may not be able to secure financing for the Emeritus Transaction, including the Emeritus Tender Offer, on acceptable terms. In addition, at least one lender from which Emeritus plans to obtain partial financing has conditioned such financing on the absence of a material adverse effect on the operations or prospects of the Company. As described in Subsection 4(b)(v)(G) above, a change in control of the Company would trigger defaults under several of the Company's existing leases, resulting in a material adverse effect which renders this portion of Emeritus' proposed financing vulnerable;

          (ix) the lack of sufficient disclosure in the Emeritus Schedule 14D-1 regarding the proposed financing of the Emeritus Tender Offer, the possibility that restrictive covenants or other conditions to such financing would have a negative impact on the ability of Emeritus to maintain and/or expand the proposed combined business, and the effect of the Emeritus Transaction on Emeritus' capital structure and credit rating;

          (x) the uncertainty as to the actual terms of the Proposed Squeeze Out Merger and the value to be obtained therefrom by the Company's shareholders, resulting from, among other things, the lack of disclosure in the Emeritus Schedule 14D-1 concerning the Proposed Squeeze Out Merger and the express possibility that Emeritus securities, rather than cash, may be used as consideration in the Proposed Squeeze Out Merger;

          (xi) the Board's concern that, in light of the uncertainty as to the actual terms of the Proposed Squeeze Out Merger, the current Board will not have sufficient information to consider the Proposed Squeeze Out Merger prior to the expiration of the Emeritus Tender Offer and, therefore, at least one of the conditions to the Emeritus Tender Offer will not be possible to satisfy;

          (xii) the financial and legal impracticalities of rescinding the redemption of the Prometheus Notes, which rescission is a condition to the Emeritus Tender Offer;

          (xiii) the recent trading performance of the Common Stock, which has increased in value by more than 38% since July 14, 1997 (the last trading day prior to the announcement of an investment by Prometheus in the Company);

          (xiv) the Board's concern that, as suggested in the Emeritus Schedule 14D-1, the consideration to be received by the shareholders of the Company in the Proposed Squeeze Out Merger could consist, in whole or in part, of securities of Emeritus, which, as described above, has not been successful in the operation of its existing business;

          (xv) the Board's concern about Emeritus' access to and misuse of confidential Company information;

          (xvi) the disruptive effect the Emeritus Tender Offer and the Proposed Squeeze Out Merger are having on the Company and the potential adverse effect of the Emeritus Transaction on the interests of the Company's employees, suppliers, lessors, creditors and customers; and

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          (xvii) the commitment of the Board (of which 6 of the 9 members are not employees of the Company) and the management of the Company to protecting the best interests of the shareholders of the Company and enhancing the value of the Company.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained MacKenzie Partners for solicitation, informational and advisory services in connection with the solicitation, for which MacKenzie Partners will receive a fee estimated at $100,000, together with reimbursement for its reasonable out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. MacKenzie Partners will distribute proxy materials to beneficial owners and solicit proxies by personal interview, mail, telephone and telegram, and will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of the Common Stock held on December 18, 1997 by such person. It is anticipated that MacKenzie Partners will employ approximately 40 persons to solicit shareholders for the Annual Meeting.

     The Board has retained Salomon Smith Barney ("SSB") to act as financial advisor to the Company in connection with this solicitation. SSB also acted as the Company's financial advisor in connection with Prometheus' $86.9 million investment in the Company. Pursuant to an engagement letter with SSB, the Company agreed to pay SSB 3% of the total transaction value of the Prometheus transaction. The Company has also agreed to pay SSB $250,000 for each fairness or inadequacy opinion that it renders to the Company (other than SSB's initial fairness opinion with respect to the Prometheus transaction). Pursuant to an engagement letter with SSB dated October 29, 1997, the Company agreed to pay SSB 1.1% of the aggregate consideration payable to the Company or its shareholders in connection with any acquisition or similar business combination involving the Company or relating to the acquisition of more than 30% of the Company's voting securities from the Company and/or its shareholders. In addition, the Company has agreed to reimburse SSB for its reasonable out-of-pocket expenses, including fees of counsel and any sales, use or similar taxes. The Company has agreed to indemnify SSB against certain liabilities arising out of or in connection with its engagement.

     SSB has provided financial advisory services and investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of business, SSB may from time to time effect transactions and hold positions in securities of the Company.

     The Board has also retained Bear, Stearns & Co., Inc. ("Bear Stearns") to act as financial advisor to the Company in connection with this solicitation. Pursuant to an engagement letter with Bear Stearns, the Company agreed to pay Bear Stearns a total of $500,000 for its advisory services. In addition, the Company has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including fees of counsel and any sales, use or similar taxes. The Company has agreed to indemnify Bear Stearns against certain liabilities arising out of or in connection with its engagement. In the ordinary course of business, Bear Stearns may from time to time effect transactions and hold positions in securities of the Company.

     The Company has retained The Abernathy MacGregor Group, Inc. ("Abernathy") as its public relations advisor in connection with the Emeritus Tender Offer and related matters. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

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     The Directors, executive officers and certain employees of the Company who may make solicitations or recommendations to shareholders on behalf of the Company concerning the Emeritus Tender Offer are listed on Annex A hereto.

     Other than as disclosed herein or in Annex A, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Emeritus Tender Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares other than the issuance to Prometheus of 4.3 million Shares in connection with the optional redemption by the Company of the Company's 6 3/4% Convertible Subordinated Notes due 2007 on December 5, 1997. Robert P. Freeman and Murry N. Gunty, each a Director of the Company, are the President and a Vice President, respectively, of Lazard Freres Real Estate Investors L.L.C. ("LFREI"). Kenneth
M. Jacobs, who is a Director of the Company, is a Managing Director of Lazard Freres & Co., LLC, the managing member of LFREI. Each of Messrs. Freeman, Gunty and Jacobs have shared voting and investment power over the securities held by Prometheus and each may be deemed to beneficially own Prometheus' Shares. Each of Messrs. Freeman, Gunty and Jacobs disclaims beneficial ownership of Prometheus' Shares except to the extent of their pecuniary interest therein.

     (b) To the best of the Company's knowledge, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Emeritus Tender Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) There is no negotiation being undertaken or underway by the Company in response to the Emeritus Tender Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Emeritus Tender Offer that relate to or would result in one or more of the events referred to above in the first paragraph of this Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Litigation

     On December 9, 1997, Emeritus filed a complaint (the "Complaint") in Orange County Superior Court for the State of California (the "Court") against the Company and the Board. The Complaint asserts five claims based on a number of alleged breaches of fiduciary duty by defendants, including (1) that the Company's decision to redeem the Prometheus Notes at approximately 123% of their face value and thereby issue approximately 4.3 million shares of Common Stock was for the purpose of entrenchment; (2) that the Board has failed to maximize value for the Company's shareholders; (3) that the transactions with Prometheus were improper defensive measures undertaken by the Board for the purposes of entrenchment; (4) that the Board failed to exercise due care in considering the transactions with Prometheus and in refusing to negotiate with Emeritus and summarily rejecting Emeritus' proposals; and (5) that the Board implemented the Rights Plan for the improper purpose of entrenchment. Among other requests for relief, Emeritus seeks a declaration by the Court that these acts were in violation of defendants' fiduciary duties and an injunction; (i) rescinding and nullifying the redemption of the Prometheus Notes; (ii) rescinding and nullifying the

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transactions with Prometheus; (iii) directing that defendants take prompt and diligent steps to maximize the Company's shareholder value, and (iv) directing that defendants redeem the Rights Plan or make it inapplicable to Emeritus.

     On December 10, 1997, Emeritus filed a motion with the Court seeking expedited discovery from defendants so that it could seek relief on its claims from the Court prior to the Company's January 28, 1998 Annual Meeting. The parties subsequently entered into a stipulation providing that Emeritus would obtain expedited discovery from defendants, setting forth a briefing schedule for Emeritus' motion for declaratory and injunctive relief, and agreeing on a January 23, 1998 hearing date before the court. In light of the stipulation, Emeritus has withdrawn its motion for expedited discovery.

     The foregoing descriptions of the complaints are qualified in their entirety by reference to the complaints.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

     1. Excerpts from the Company's Proxy Statement dated December 31, 1997.

     2. Text of Press Release issued by the Company dated January 5, 1998.

     3. Letter to shareholders of the Company dated January 5, 1998.*

     4. Letter to shareholders of the Company dated January 5, 1998.*

     5. Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788.

     6. Stipulation in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788.
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* Included in materials sent to shareholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ARV ASSISTED LIVING, INC.

                                          By:    /s/ SHEILA M. MULDOON
                                                     Sheila M. Muldoon
                                                  Vice President, General
                                                   Counsel and Secretary

Dated as of January 5, 1998

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                                 EXHIBIT INDEX

    EXHIBIT                                DESCRIPTION                                  PAGE NO.
    ------- --------------------------------------------------------------------------  --------
       1.   Excerpts from the Company's Proxy Statement Dated December 31, 1997
       2.   Text of Press Release issued by the Company dated January 5, 1998
       3.   Letter to shareholders of the Company dated January 5, 1998.*
       4.   Letter to shareholders of the Company dated January 5, 1998.*
       5.   Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., et al.,
            case no. 787788.
       6.   Stipulation in Emeritus Corporation v. ARV Assisted Living, Inc., et al.,
            case no. 787788.

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* Included in materials sent to shareholders.

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